Exhibit 21.1

List of Subsidiaries of

Sienna Biopharmaceuticals, Inc.

Name	Jurisdiction of Incorporation or Organization
Creabilis Holdings Limited	United Kingdom
Sienna Biopharmaceuticals S.A.	Luxembourg
Sienna Biopharmaceuticals S.r.L.	Italy
Creabilis UK Limited	United Kingdom